Exhibit 99.2

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, New Israeli Shekel (“NIS”) 0.05 par value per share (the “Ordinary Shares”), of Bioblast Pharma Ltd. (the “Company”) in connection with the solicitation by the Company’s board of directors (the “Board of Directors”) of proxies for use at the extraordinary general meeting of the shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The meeting will be held on February 22, 2019, at noon Israel time, at the offices of the Company’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

ITEM 1 – To appoint Yarel+Partners, Certified Public Accountants as the Company’s independent registered public accounting firm until the next Annual Meeting of the Company’s shareholders and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.

Background

On November 19, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (“Enlivex”), and Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Bioblast (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into Enlivex, with Enlivex surviving as the continuing company in the Merger and becoming wholly owned by Bioblast upon the terms and subject to the conditions set forth in the Merger Agreement.

On December 27, 2018, the shareholders of the Company approved, among other things, certain resolutions required to allow for the closing of the transactions contemplated under the Merger Agreement, as well as appointing Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.

Recently Enlivex approached the Company and requested that the Company will convene a shareholders meeting to approve the appointment of Yarel+Partners, Certified Public Accountants, who is the existing independent registered public accounting of Enlivex, as the Company’s independent registered public accounting firm in lieu of Kost, Forer, Gabbay & Kasierer. This will allow the post closing merged company to complete preparation of the financial statements of the merged company for the year ended December 31, 2018, as required in order to timely file the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. The Company’s Board of Directors resolved to accept Enlivex’s request, and to convene an Extraordinary General Meeting of the Shareholders of the Company for the purpose of appointing the Company’s independent registered public accounting firm instead of Kost, Forer, Gabbay & Kasierer.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to appoint Yarel+Partners, Certified Public Accountants as the Company’s independent registered public accounting firm until the next Annual Meeting of the Company’s shareholders and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.”

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.